Bank of America Corporate Center 100 North Tryon Street Suite 4000 Charlotte, NC 28202-4025 +1 704 339 3100 Main +1 704 339 3101 Fax www.dechert.com
Frederick H. Sherley frederick.sherley@dechert.com +1 704 339 3151 Direct +1 704 339 3171 Fax

August 26, 2011

Via Edgar

Ms. Linda Stirling

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782

Post-Effective Amendment No. 135 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

This letter responds to the comments that you provided to me in a telephone conversation on August 16, 2011 regarding Post-Effective Amendment No. 135 to the Registrant’s Registration Statement on Form N-1A (“PEA 135”). PEA 135 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on July 8, 2011, to include related performance information and certain other changes to the registration statement with respect to the HSBC Emerging Markets Debt Fund and the HSBC Emerging Markets Local Debt Fund, each a new series of the Registrant (each a “Fund” and, collectively, the “Funds”).

The changes described in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement, which is expected to be filed with the SEC no later than August 29, 2011. As we have discussed, the Registrant also will be submitting a request to accelerate this amendment pursuant to Rule 461(a) under the Securities Act of 1933, as amended, so that it will become effective on or before September 2, 2011.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

HSBC Emerging Markets Debt Fund/ HSBC Emerging Markets Local Debt Fund

Fee tables/examples:

1.                  Comment. Please confirm that neither of the Funds has “Acquired Fund Fees and Expenses” that should be disclosed in its fee table.

Response. The Registrant does not expect either of the Funds to have Acquired Fund Fees and Expenses to an extent that would require disclosure in the Funds’ fee tables. Accordingly, the fee tables will not be amended to include information about Acquired Fund Fees and Expenses.

2.                  Comment. Please revise the fee tables and examples to remove the references to, and the effects of, the expense limitation arrangements, because they will be in effect for less than one year.

Response. The contractual expense limitation agreement between HSBC Global Asset Management (USA), Inc. (the “Adviser”) and the Registrant, on behalf of the Funds, will be effective through September 1, 2012. Accordingly, the expiration date of the expense limitation agreement will be updated in the footnotes to the fee tables, and the arrangement reflected as appropriate in the expense table.

Description of Principal Investment Strategies:

1.                  Comment. Please evaluate each Fund’s disclosures about derivative use in light of the correspondence regarding derivatives disclosure dated July 30, 2010 from Barry Miller of the staff of the Securities and Exchange Commission to the Investment Company Institute (the “Letter”).

Response. The Adviser and the Registrant have reviewed the disclosures in light of the Letter, and have concluded that the Funds’ disclosures are appropriate.

2.                  Comment. If either Fund is writing credit default swaps, please confirm that the Fund is “covering” the full notional value of the instrument for senior securities purposes.

Response. The Registrant confirms that it is aware of this staff position, and the full notional value of any credit default swap written by the Funds is “covered” for senior securities purposes.

Related performance disclosure:

1.                  Comment. Please change the heading from “Related Performance of Other Accounts” to “Emerging Markets Debt Composite.”

Response. The requested change will be made to the Registrant’s Registration Statement.

2.                  Comment. Where the disclosure states that the Fund does not have its own performance record, please qualify to indicate that it does not have a full year of performance.

Response. The requested change will be made to the Registrant’s Registration Statement.

3.                  Comment. The presentation of total return is confusing. Please show 1, 5 and 10 year performance first, and then year by year data. The 1, 5 and 10 year data should be more prominent.

Response. The requested change will be made to the Registrant’s Registration Statement.

HSBC Emerging Markets Debt Fund

1.                  Comment. In the Emerging Markets Debt Fund’s description, please state whether the issuers in which the Fund invests are foreign governments, corporations or both.

Response. The issuers in which the Emerging Markets Debt Fund invests may be both governments and corporations. The requested change will be made to the Registrant’s Registration Statement.

Related performance disclosure:

1.                  Comment. In the second paragraph of the disclosure, it states that the benchmark is the JP Morgan Emerging Markets Bond Index Global. Please explain why this is an appropriate benchmark index, when it appears that the Fund invests to a greater degree in sovereign and quasi-sovereign issuers.

Response. The Adviser has confirmed that it believes the JP Morgan Emerging Markets Bond Index Global to be an appropriate benchmark for the composite performance presented, because the index reflects broad exposure to emerging markets debt instruments. As with all broad-based securities market indexes when compared to active strategies, there are some differences in the particular investments made. However, the Adviser believes that the key comparison point is broad-based emerging market debt exposure, and the index serves this purpose.

2.                  Comment. In the third paragraph, please confirm that the composite performance is net of sales loads.

Response. The Adviser has confirmed that the performance presented is net of any sales loads.

3.                  Comment. Please remove the information about 1998, since it does not represent an entire year of performance. This applies both to the gross and net presentation.

Response. The requested change will be made to the Registrant’s Registration Statement.

HSBC Emerging Markets Local Debt Fund

1.                  Comment. The Emerging Markets Local Debt Fund appears possibly to have changed its investment objective.  If this is the case, please indicate whether or not shareholders were informed of this change.

Response. The Registrant confirms that the Fund’s shareholder was informed of this change in the Fund’s investment objective prior to implementation.

2.                  Comment. In the first paragraph of the Emerging Markets Local Debt Fund description, it states that derivative instruments are treated as debt instruments for purposes of the Fund’s 80% “names rule” policy.  If this is the case, are equity-related derivatives, such as equity options, counted toward the 80% requirement?  If this is the case, please explain why this treatment is appropriate.  If this is not the case, please revise the statement appropriately.  Also, is the market or notional value of such instruments counted for this purpose?

Response. Equity-related derivatives are not treated as debt instruments for purposes of the Fund’s 80% “names rule” policy, and the Adviser has confirmed that the market value of such instruments is used when valuing the Fund’s assets for this purpose. The disclosure contained in the Registration Statement will be revised to clarify that equity-related derivatives are not treated as debt instruments for this purpose.

3.                  Comment. The description for the Emerging Markets Local Debt Fund indicates that the Fund may invest up to 15% in securities rated below “B.”  Please also disclose the extent to which the Fund may invest in non-investment grade debt of all types (e.g., higher rated non-investment grade as well).

Response. The Fund may invest without limit in non-investment grade debt rated above B. The Registrant will make appropriate changes to the Registration Statement to address this point.

Related performance disclosure:

1.                  Comment. In the fourth paragraph, please confirm that the composite performance is net of sales loads.

Response. The Adviser has confirmed that the performance presented is net of any sales loads.

2.                  Comment. The disclosure indicates that there was a change in the holdings of the composite during the period. Please indicate what was held before this change in strategy and why it is appropriate to use the performance data from prior to the change. Was the prior investment strategy also substantially similar to the Fund’s strategy?

Response. The Adviser has confirmed that the change in holdings was the result of the broadening of the number of countries invested in and a related change in the way debt exposure was obtained, and was not a change in the investment strategies employed. The Adviser has confirmed that the investment strategy and holdings represented in the composite both before and after the change in holdings is substantially the same as the strategy employed by the Fund.

3.                  Comment. Please explain why the indexes included are appropriate. The J.P. Morgan Government Bond Index - Emerging Markets Global Diversified index covers only 14 countries. The 50/50 blend of this index and the J.P. Morgan Emerging Local Markets Index Plus involves a 50% allocation to money market instruments, which seems not to be similar to the fund's strategy. If the index is representative of the strategies of the accounts in the composite, please explain how the composite reflects a strategy that is substantially similar to that of the Fund.

Response. The Registrant will restate the discussion of the benchmark in the Registration Statement to provide greater clarity as to the similarity of the benchmark to the investment strategy that is the subject of the composite performance, as well as to the Fund’s investment strategy. The change in indexes was designed to address the broadening of the countries invested in and the way debt exposure is obtained (through the use of forward contracts).

Privacy Policy Disclosure

1.                  Comment. On the page discussing the privacy policy, please remove the statement that the privacy policy is not a part of the prospectus.

Response. The Registrant has removed its privacy policy from its Registration Statement.

* * * *

Please address any questions you may have concerning this letter to me at (704) 339-3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley